
July 18, 2011

Andriy Korobkin
Chief Executive Officer
Development Capital Group, Inc.
6029 Paseo Acampo
Carlsbad, CA 92009

>   **Re: Development Capital Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 29, 2011**
>   **File No. 333-174240**

Dear Mr. Korobkin:

We have reviewed your responses to the comments in our letter dated June 10, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

2. An updated accountant's consent should be included as an exhibit in any amendments to the filing.

3. We note your response to our prior comment three and reissue in part. Please move the location of your financial statements so they are included in the prospectus and are located just prior to the back cover page of the prospectus and the beginning of Part II of the registration statement.

Prospectus Summary, page 4

Our Business, page 4

4. We note your response to our prior comment 10 and reissue. Please revise to disclose your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional proceeds in order to continue operations and disclose the amount of funds and uses for

those funds that you will need for the next twelve months to maintain your business and current operations. Please include enough detail so that an investor can get a clear understanding of your liquidity position at the time of effectiveness.

5. We note that you have raised $21,100 in funding since your inception. Please include a brief discussion of how much of this funding you have spent to date, in each case discussing the general character of each expenditure, and how much remains.

Financial Summary, page 5

Balance Sheet Data, page 5

6. We note that your Balance Sheet data on page 5 currently discloses total assets of $0. Please revise to reflect total assets of $16,930.

Risk Factors, page 6

Risks Related to Our Financial Condition and Business Model, page 6

If we are unable to generate sufficient revenues for our operating expenses, page 6

7. We note your response to our prior comment 19 and reissue. Please revise to clarify and quantify your expected near term and long term additional financing requirements which are necessary to implement your business plan. With respect to your near term financing requirements, please revise to clarify (i) your cash on hand as of a recent date, (ii) your monthly "burn rate," pre and post-offering, and (iii) the month you will run out of funds. In this regard, please also confirm whether the estimated offering expenses of $21,000 have been factored into these calculations. With respect to your long term financing requirements, please revise to clarify the additional amounts necessary to implement your business plan. In particular, disclose the amounts necessary to cover your burn rate post-offering plus any additional amounts necessary to expand operations. Please also revise the Liquidity section on page 21 accordingly.

8. We note your response to our prior comment 20 and reissue in part. Please separate into a new risk factor, with its own separate subheading, the risks associated with not being able to absorb the costs of being a public company including any risks related to delisting from the OTC Bulletin Board and being classified as a non-reporting issuer.

9. We note your disclosure in the first paragraph of "[t]here is no dollar limit to the amount he has agreed to provide" and in the second paragraph of "[w]e do not have any plans or specific agreements for new sources of funding, except for the anticipated loans from management as described above." Please revise to clarify any management agreements

or commitments to provide you with additional financing. In this regard, clarify whether you have any written agreements in place for such financing and if so, please file such agreements as exhibits with the next amendment.

Selling Security Holders, page 12

10. We note your disclosure in the second paragraph that you sold a total of 2,200,000 shares of your common stock to 49 investors for proceeds of $11,900 and a total of 8,000,000 shares of your common stock to two of your officers for proceeds of $9,200 for aggregate proceeds of $21,100. Please reconcile such amount with the first sentence of the second paragraph which discloses aggregate proceeds of $20,200.

Business, page 16

11. We note your response to our prior comment 29 and reissue. Please revise to describe in greater detail your business and current operations at the time of effectiveness so that investors may evaluate your business plan. To the extent you discuss your future plans for operation, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations.

Our Services, page 17

12. We note your current operations appear to be focused on (i) truckload (ii) less than truckload, and (iii) logistics. Please revise to describe in greater detail each principle service and your current operations within each service.

Our Transportation Providers, page 18

13. Please revise the last sentence of the second paragraph to identify the three transportation providers which have entered into written agreements. In this regard, we note that Safe Cargo is listed as a transportation provider in the Transportation Providers section on page 19 but is also referred to as a customer in the Pricing section on page 18.

Our Customers, page 18

14. Given the relatively short period of time that you have had agreements with your three business customers, please add balancing language which discloses that these are new business relationships and that there is no guarantee that such business relationships will lead to material revenue generation in the future. To the extent material to investors, please quantify the nature and scope of these business relationships to date and whether they have led to revenue generation.

15. We note that Arcadia International appears to be owned by one of your stockholders, Vladimir Shekhtman. If true, please revise this section and the Customers section on page 19 to disclose this relationship.

Dependence Upon One or a Few Customers, page 18

16. We note your response to our prior comment 33 and reissue. For each principle service, please revise to discuss in greater detail your dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K. In this regard, identify each major customer and include quantification regarding your dependence. Additionally, we note that Royal Bee Company no longer appears to be customer. To the extent material to understanding your historical results, please discuss the loss of such customer.

Material Agreements, page 19

Customers, page 19

17. For each customer agreement, please revise to clarify if the arrangement is exclusive.

Management's Discussion and Analysis of Financial Condition, page 21

Liquidity, page 21

18. We note your response to our prior comment 38 and reissue. Please revise to quantify your expected near term and long term financing requirements which are necessary to implement your business plan, the timing of such demands, and the impact on the company if the funding cannot be obtained.

19. With respect to your near term financing requirements, please revise to clarify (i) your cash on hand as of a recent date, (ii) your monthly "burn rate," and (iii) the month you will run out of funds. In this regard, we note your disclosure that you have approximately $1,500 of monthly costs. Please revise to detail the expenditures included in this monthly "burn rate." Please also revise to detail your monthly "burn rate" post-offering, including the costs of being a public company which you have estimated to be less than approximately $75,000 per year. Please also confirm whether the estimated offering expenses of $21,000 have been factored into these "burn rate" calculations. Please also revise the second paragraph to clarify the month that you will run out of funds based on both your pre and post-offering "burn rate." In this regard, we note that the first sentence of the second paragraph discloses that you have enough funds for the next six months while the third sentence of the second paragraph discloses that you may run out of funds after March 2012. Please revise and reconcile. Please also revise the last sentence of the second paragraph based on the forgoing comments.

20. With respect to your long term financing requirements, please revise to clarify the additional amounts necessary to implement your business plan, including, for example, the amounts necessary to cover your burn rate post-offering plus any additional amounts necessary to expand operations. Please also expand your disclosure to discuss in greater detail how you intend to obtain such additional financing to fund your expected near term and long term financing requirements.

21. We note your response to our prior comment 39 and reissue. We note your disclosure in the first sentence of the first paragraph of this section that you raised $20,200 from private offerings. Please reconcile such amount with the Selling Security Holders section on page 12 which discloses private sales in an aggregate amount of $21,100.

Plan of Operations, page 22

22. We note your response to our prior comment 40 and reissue. Please revise to include a more detailed plan of operation for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

23. We note your response to our prior comment 41 and reissue. Please reconcile the disclosure in the fifth paragraph of this section that the cost of your 12 month plan is $18,000 which you will attempt to fund from operations with the disclosure in the second risk factor on page 6 that you estimate approximately $1,500 of monthly costs, less than approximately $75,000 per year in public company reporting expenses, and the fact that you estimate offering expenses of $21,000 and have $16,930 in assets on your balance sheet.

Directors, Executive Officers, Promoters, and Control Persons, page 24

24. We note your response to our prior comment 42 and reissue in part. We note that Viktoriya Korobkin is involved in other business endeavors. Please revise her biography to clarify that her other business activities are on-going and detail her time commitment to those other business activities.

Executive Compensation, page 27

Summary Compensation Table, page 27

    25. Please update the "Total" column for each of Andriy and Viktoriya Korobkin.

Part II

Signatures, page 35

    26. We note your response to our prior comment 48 and reissue in part. Please revise the second half of your signature page to include the signature of your principal executive officer and your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Exhibit 10.2

    27. We note your response to our prior comment 54 and reissue. We note that Section 6(a) references an attached rate schedule. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes.

Exhibit 10.8

    28. Please refile a fully executed copy of the agreement. In this regard, we note that the name of the signatory for Svitco Enterprise Truck Service has been omitted.

    You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

                Sincerely,

                /s/ Justin Dobbie

                Justin Dobbie
                Legal Branch Chief